November 4, 2024

David Van Steenis
Chief Financial Officer
ExchangeRight Income Fund
1055 E. Colorado Blvd Suite 310
Pasadena, California 91106

       Re: ExchangeRight Income Fund
           Form 10-K for the year ended December 31, 2023
           Filed on April 11, 2024
           File No. 000-56543
Dear David Van Steenis:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-9

1. Your consolidated financial statements include the accounts of various legal entities and your significant accounting policies indicates that you consolidate variable interest entities when you are the primary beneficiary. Please expand your disclosures to clarify whether any of the entities that are consolidated are considered variable interest entities under ASC 810-10-15-14. If so, please provide the disclosures required by ASC 810-10-50-2AA and tell us how you considered the presentation guidance under ASC 810-10-45-25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related
 November 4, 2024
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matters.



                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction